

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2022

Hugh F. Johnston
Chief Financial Officer
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

   Re: PepsiCo, Inc.
     Definitive Proxy Statement on Schedule 14A
     Filed March 24, 2022
     File No. 001-01183

Dear Hugh F. Johnston:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Disclosure Review Program